Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED JANUARY 17, 2020

TO THE PROSPECTUS DATED JANUARY 4, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated January 4, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of February 1, 2020;
•	to disclose the calculation of our December 31, 2019 net asset value (“NAV”) per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”);
•	to describe our pending acquisition of an interest in the Las Vegas real estate of the MGM Grand and Mandalay Bay; and
•	to otherwise update the Prospectus.

February 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2020 (and repurchases as of January 31, 2020) is as follows:

Transaction Price (per share)
Class S	$11.4725
Class T	$11.2642
Class D	$11.3022
Class I	$11.4473

The February 1 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2019. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since December 31, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

December 31, 2019 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2019 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2019 ($ and shares in thousands):

Components of NAV	December 31, 2019
Investments in real properties	$29,225,122
Investments in real estate-related securities	4,523,260
Cash and cash equivalents	204,269
Restricted cash	905,433
Other assets	202,904
Mortgage notes, term loans, and revolving credit facilities, net	(17,088,862)
Repurchase agreements	(3,092,137)
Subscriptions received in advance	(796,729)
Other liabilities	(580,805)
Accrued performance participation allocation	(141,396)
Management fee payable	(13,873)
Accrued stockholder servicing fees (1)	(4,946)
Non-controlling interests in joint ventures	(240,936)
Net asset value	$13,101,304
Number of outstanding shares/units	1,145,030

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(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2019, the Company has accrued under GAAP $478.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2019 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$6,089,730	$447,952	$956,816	$5,429,223	$177,583	$13,101,304
Number of outstanding shares/units	530,812	39,768	84,658	474,279	15,513	1,145,030
NAV Per Share/Unit as of December 31, 2019	$11.4725	$11.2642	$11.3022	$11.4473	$11.4473

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(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2019 valuations, based on property types. Once we own more than one office property or net lease property we will include the key assumptions for the respective property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.8%	5.3%
Industrial	7.3%	5.7%
Hotel	9.2%	9.5%
Retail	7.7%	6.0%
Other(2)	7.3%	7.1%

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(1)	Multifamily includes student housing and manufactured housing.
(2)	Other includes self-storage.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Multifamily	Industrial	Hotel	Retail	Other
	Hypothetical	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+1.7%	+1.0%	+1.8%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(2.1%)	(1.0%)	(1.8%)	(1.7%)
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.7%	+2.0%	+2.6%	+1.9%
(weighted average)	0.25% increase	(2.8%)	(2.9%)	(1.9%)	(2.4%)	(1.8%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of November 30, 2019 ($ and shares in thousands):

Components of NAV	November 30, 2019
Investments in real properties	$28,528,172
Investments in real estate-related securities	4,215,831
Cash and cash equivalents	205,418
Restricted cash	774,746
Other assets	230,173
Mortgage notes, term loans, and revolving credit facilities, net	(17,132,177)
Repurchase agreements	(3,027,569)
Subscriptions received in advance	(650,146)
Other liabilities	(621,578)
Accrued performance participation allocation	(130,794)
Management fee payable	(12,850)
Accrued stockholder servicing fees (1)	(4,508)
Non-controlling interests in joint ventures	(238,052)
Net asset value	$12,136,666
Number of outstanding shares/units	1,061,575

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2019, the Company has accrued under GAAP $448.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2019 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$5,728,793	$434,494	$883,427	$4,912,757	$177,195	$12,136,666
Number of outstanding shares/units	499,748	38,604	78,217	429,514	15,492	1,061,575
NAV Per Share/Unit as of November 30, 2019	$11.4634	$11.2553	$11.2945	$11.4379	$11.4379

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(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $12.0 billion in shares of common stock, consisting of up to $10.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 507,595,668 shares of our common stock (consisting of 266,538,377 Class S Shares, 17,343,827 Class T Shares, 55,430,789 Class D Shares and 168,282,675 Class I Shares) in the primary offering for total proceeds of $5.7 billion and (ii) 20,578,516 shares of our common stock (consisting of 12,155,773 Class S Shares, 897,499 Class T Shares, 1,590,055 Class D Shares and 5,935,189 Class I Shares) pursuant to our distribution reinvestment plan for a total value of $0.2 billion. As of December 31, 2019, our aggregate NAV is $13.1 billon. We intend to continue selling shares in the Offering on a monthly basis.

Pending Acquisition of Las Vegas Real Estate of the MGM Grand and Mandalay Bay

On January 14, 2020, we and MGM Growth Properties LLC (“MGP”) (NYSE: MGP) entered into a definitive agreement to form a new joint venture to acquire the Las Vegas real estate assets of the MGM Grand and Mandalay Bay for $4.6 billion.  In addition, we will purchase $150 million in MGP Class A shares. MGP will own 50.1% of the joint venture, and we will own 49.9%.

At closing, MGM Resorts International (“MGM Resorts”) (NYSE: MGM) will enter into a long-term triple net master lease for both properties. MGM Resorts will continue to manage, operate and be responsible for all aspects of the properties on a day-to-day basis, with the joint venture owning the properties and receiving rent payments. It is expected that the lease will benefit from a full corporate guarantee of rent payments by MGM Resorts, a New York Stock Exchange-listed company with a market capitalization of approximately $17.5 billion as of January 16, 2020 that owns and operates integrated casino, hotel, and entertainment resorts across the United States and in Macau.

Together, the MGM Grand and Mandalay Bay comprise 9,743 rooms, approximately three million square feet of meeting space and approximately 300,000 square feet of casino space across 226 acres on the Las Vegas Strip. MGM Resorts’ initial annual rent will be $292 million. MGP currently owns the Mandalay Bay real estate, and MGM Resorts currently owns the MGM Grand real estate.

This transaction is expected to close in the first quarter of 2020, subject to certain customary closing conditions. There is no assurance that we will close this transaction on the terms described above or at all.

Updates to the Prospectus

The following risk factor supersedes and replaces the similar risk factor contained in the Prospectus and all similar disclosure in the Prospectus:

We depend on tenants for our revenue, and therefore our revenue is dependent on the success and economic viability of our tenants. Our reliance on single or significant tenants in certain buildings may decrease our ability to lease vacated space.

We expect that rental income from real property will, directly or indirectly, constitute a significant portion of our income. Delays in collecting accounts receivable from tenants could adversely affect our cash flows and financial condition. In addition, the inability of a single major tenant or a number of smaller tenants to meet their rental obligations would adversely affect our income. Therefore, our financial success is indirectly dependent on the success of the businesses operated by the tenants in our properties or in the properties securing loans we may own. The weakening of the financial condition of or the bankruptcy or insolvency of a significant tenant or a number of smaller tenants and vacancies caused by defaults of tenants or the expiration of leases may adversely affect our operations and our ability to pay distributions.

Generally, under U.S. bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court for an additional 90 days. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, we will have a claim against the tenant’s bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy and therefore funds may not be available to pay such claims in full.

Some of our properties may be leased to a single or significant tenant and, accordingly, may be suited to the particular or unique needs of such tenant. We may have difficulty replacing such a tenant if the floor plan of the vacant space limits the types of businesses that can use the space without major renovation. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.  For example, we expect to be dependent on a subsidiary of MGM Resorts International (“MGM”) as the sole tenant of The Bellagio Las Vegas as well as, upon our acquisition thereof, the MGM Grand Las Vegas and Mandalay Bay.  The rental revenue we expect to receive from MGM will comprise a sizeable portion of our overall revenue.  While these properties are currently suited to MGM’s needs, should MGM default under any of these leases, we may have difficulty finding a replacement tenant or may be required to incur significant expense to modify the property to suit a new tenant.